Exhibit 99.1

ITW NEWS RELEASE

ITW Receives Favorable Court Decision in Australian Tax Case

GLENVIEW, ILLINOIS—February 7, 2011—Illinois Tool Works Inc. (NYSE:ITW) today announced that on February 4 the Federal Court of Australia issued a favorable decision regarding the Company's dispute with the Australian Taxation Office over income tax deductions in connection with an intercompany financing transaction. As a result, there will be a significant allowable tax deduction.

Given the complexity of the issues in the proceedings, the Federal Court of Australia directed the parties to submit orders to implement the Court rulings by February 18, 2011. However, the exact amount will not be determined until the Court issues its final order, which is expected before the end of the Company's first quarter.

With nearly 100 years of history, Illinois Tool Works Inc. (NYSE: ITW) is a Fortune 200 global diversified industrial manufacturer. The Company's value-added consumables, equipment and service businesses serve customers in developed as well as emerging markets around the globe. ITW's key business platforms, including welding, automotive OEM, industrial packaging, food equipment, construction, polymers and fluids, test and measurement, electronics, decorative surfaces and automotive aftermarket, employ more than 60,000 people worldwide. ITW's revenues totaled $15.9 billion in 2010, with more than half of these revenues generated outside of the United States.

Contact: John Brooklier 847-657-4104